                                  FORM 11-K
(Mark One)

            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 0-20388

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     LITTELFUSE, INC. 401(K) SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                               Littelfuse, Inc.
                          800 East Northwest Highway
                          Des Plaines, Illinois 60016

                             REQUIRED INFORMATION

     The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17
CFR 210.6A--01-6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                             Financial Statements
                          and Supplemental Schedules

                     Littelfuse, Inc. 401(k) Savings Plan

                          December 31, 1996 and 1995
                      with Report of Independent Auditors

                       [LETTERHEAD OF ERNST & YOUNG LLP]


                        Report of Independent Auditors


401(k) Committee
Littelfuse, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



May 23, 1997

                     Littelfuse, Inc. 401(k) Savings Plan

                Statements of Net Assets Available for Benefits





                                                            December 31
                                                         1996         1995
                                                    ------------------------
Investments, at fair value
  Prime Reserve Fund                                $ 2,356,140   $ 1,956,497
  New Income Fund                                     1,106,870     1,169,046
  Equity Income Fund                                  3,990,738     3,210,221
  Growth Stock Fund                                   3,447,030     2,754,673
  New Horizons Fund                                   2,064,430     1,250,566
  International Stock Fund                              458,756       150,285
  Littelfuse, Inc. Common Stock                       1,081,080       716,999
  Participant loans                                     301,465       212,758
                                                    -------------------------
                                                     14,806,509    11,421,045

Contributions receivable:
  Employee                                               64,969        54,668
  Employer                                               17,957        16,775
                                                    -------------------------
                                                         82,926        71,443
                                                    -------------------------
Total assets                                         14,889,435    11,492,488

Excess contributions payable:
  Employee                                              (22,224)            -
  Employer                                              (27,966)            -
                                                    -------------------------
Total liabilities                                       (50,190)            -
                                                    -------------------------
Net assets available for benefits                   $14,839,245   $11,492,488
                                                    =========================

See accompanying notes.

[PAGE>

                                               Littelfuse, Inc. 401(k) Savings Plan

                         Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                   Year ended December 31, 1996



                                                         Fund Information
                             -------------------------------------------------------------------------------------------------------
                                                Prime           New          Equity        Growth         New          International
                                               Reserve         Income        Income        Stock        Horizons           Stock
                                   Total        Fund            Fund          Fund          Fund          Fund              Fund
                             -------------------------------------------------------------------------------------------------------
Additions
Employer contributions        $   469,538    $   90,708     $   44,228    $  102,012    $  107,364     $   88,059        $ 19,193

Employee contributions          1,742,570       299,508        149,623       405,063       374,765        313,030          75,895

Investment income                 922,618       107,889         73,863       250,499       272,837        187,612          12,289
                              ------------------------------------------------------------------------------------------------------
Total additions                 3,134,726       498,105        267,714       757,574       754,966        588,701         107,377

Deductions
Distributions to                 (860,640)     (193,634)       (64,682)     (207,385)     (240,226)       (88,500)         (3,758)
 participants
Net participant loan activity           -       (29,648)       (18,310)      (18,439)      (25,959)       (15,173)          4,730
Net transfers (to) from other           -       124,820       (196,905)     (173,826)     (137,417)       260,714         168,414
 funds
Net realized and unrealized
 (depreciation) appreciation
 in fair value of investments   1,072,671             -        (49,993)      422,593       340,993         68,122          31,708
                              ------------------------------------------------------------------------------------------------------
Net increase (decrease)         3,346,757       399,643        (62,176)      780,517       692,357        813,864         308,471
Net assets available for
 benefits at
 beginning of year             11,492,488     1,956,497      1,169,046     3,210,221     2,754,673      1,250,566         150,285
Net assets available for
 benefits at                  ------------------------------------------------------------------------------------------------------
 end of year                  $14,839,245    $2,356,140     $1,106,870    $3,990,738    $3,447,030     $2,064,430        $458,756
                              ======================================================================================================

                              ----------------------------------------------------------------
                                  Littelfuse,
                                     Inc.                                          Excess
                                    Common       Participant    Contributions   Contributions
                                    Stock           Loans         Receivable       Payable
                              ----------------------------------------------------------------
Additions
Employer contributions          $   44,758       $       -       $   1,182      $(27,966)

Employee contributions             136,609               -          10,301       (22,224)

Investment income                        -          17,629               -             -
                              ----------------------------------------------------------------
Total additions                    181,367          17,629          11,483       (50,190)

Deductions
Distributions to participants      (51,280)        (11,175)              -             -

Net participant loan activity        2,917          99,882               -             -
Net transfers (to) from other
 funds                             (28,171)        (17,629)              -             -
Net realized and unrealized
 (depreciation) appreciation
 in fair value of investments      259,248               -               -             -
                              ----------------------------------------------------------------
Net increase (decrease)            364,081          88,707          11,483       (50,190)
Net assets available for
 benefits at
 beginning of year                 716,999         212,758          71,443             -
Net assets available for
 benefits at                  ----------------------------------------------------------------
 end of year                    $1,081,080       $ 301,465       $  82,926      $(50,190)
                              ================================================================

See accompanying notes.


                                               Littelfuse, Inc. 401(k) Savings Plan

                         Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                   Year ended December 31, 1995


                                                         Fund Information
                                           ----------------------------------------------------------------------------

                                                   Prime          New            Equity        Growth           New
                                                  Reserve        Income          Income         Stock         Horizons
                                     Total         Fund           Fund            Fund           Fund           Fund
                                ---------------------------------------------------------------------------------------
Additions
Employer contributions          $    455,003    $    89,577    $    42,969     $   89,166     $   95,418     $   67,566
Employee contributions             1,608,658        272,956        154,436        361,290        351,126        232,575
Investment income                    609,809         91,898         69,208        172,049        131,191        129,597
                                ---------------------------------------------------------------------------------------
Total additions                    2,673,470        454,431        266,613        622,505        577,735        429,738

Deductions
Distributions to participants       (271,173)      (141,916)       (10,055)       (36,636)       (20,587)       (40,071)
Net participant loan activity              -        (16,569)          (868)       (10,513)       (21,742)        (9,505)
Net transfers (to) from other
 funds                                     -        213,542        (63,876)        (8,858)      (123,171)        58,374
Net realized and unrealized
 appreciation in fair value of
 investments                       1,570,093              -        102,219        576,899        478,779        250,844
                                ---------------------------------------------------------------------------------------
Net increase                       3,972,390        509,488        294,033      1,143,397        891,014        689,380
Net assets available for
 benefits at beginning of year     7,520,098      1,447,009        875,013      2,066,824      1,863,659        561,186
                                ---------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year        $ 11,492,488    $ 1,956,497    $ 1,169,046    $ 3,210,221    $ 2,754,673    $ 1,250,566
                                =======================================================================================

                                      Fund Information
                                ----------------------------
                                                 Littelfuse,
                                International       Inc.
                                   Stock          Common       Participant    Contributions
                                   Fund            Stock         Loans          Receivable
                                -----------------------------------------------------------
Additions
Employer contributions          $ 10,890        $ 42,642         $      -         $ 16,775
Employee contributions            48,949         132,658                -           54,668
Investment income                  4,022               -           11,844                -
                                ----------------------------------------------------------
Total additions                   63,861         175,300           11,844           71,443

Deductions
Distributions to participants     (3,952)        (12,983)          (4,973)               -
Net participant loan activity      4,246          (1,311)          56,262                -
Net transfers (to) from other
 funds                           (27,915)        (36,270)         (11,826)               -
Net realized and unrealized
 appreciation in fair value of
 investments                      11,571         149,781                -                -
                                ----------------------------------------------------------
Net increase                      47,811         274,517           51,307           71,443
Net assets available for
 benefits at beginning of year   102,474         442,482          161,451                -
                                ----------------------------------------------------------
Net assets available for
 benefits at end of year        $150,285        $716,999         $212,758         $ 71,443
                                ==========================================================

See accompanying notes.

                     Littelfuse, Inc. 401(k) Savings Plan

                         Notes to Financial Statements

                    Years ended December 31, 1996 and 1995


1.  Significant Accounting Policies

Investments

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Distributions

Distributions to participants are recorded by the Littelfuse, Inc. 401(k) Savings Plan (Plan) when actual payments are made. Distributions not paid as of the end of the Plan year are included in investments in the Statement of Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of the Plan

The following description of the Plan provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.

The Plan is a defined-contribution, profit-sharing plan which is optional to all eligible employees of Littelfuse, Inc. (Company). The Plan is administered by the T. Rowe Price Trust Company (Trustee) under the direction of a 401(k) Committee. The Committee consists of employees of the Company who may also be Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Company who have completed 90 days of service are eligible to participate in the Plan.

                     Littelfuse, Inc. 401(k) Savings Plan

2.  Description of the Plan (continued)

Participants self-direct their contributions and account balances among the investment options provided by the Plan. Participants may elect to contribute up to 18% of their compensation. Highly compensated participants, as defined by the Internal Revenue Service, are subject to more restrictive maximum limits. Participants are immediately vested in their contributions, as well as earnings thereon. Participant contributions and Plan earnings are not taxable to the participants as income.

The Company matches participant contributions 50 cents on the dollar for the first 4% of the participant's gross wages. Participants become 100% vested in the Company contribution after two years of service. Forfeitures are returned to the Company to offset future contributions.

The following investment options are available to participants:



T. Rowe Price                 A money market fund managed to maintain a stable
Prime Reserve Fund            share price of $1.00.

T. Rowe Price                 The Fund invests primarily in marketable debt
New Income Fund               securities.

T. Rowe Price                 The Fund's objectives are to provide dividend
Equity Income Fund            income and long-term capital appreciation through
                              dividend-paying common stocks of established companies.

T. Rowe Price                 The Fund's objectives are long-term growth of
Growth Stock Fund             capital and increasing dividend income through
                              equity investment in well-established growth companies.

T. Rowe Price                 The Fund's objective is long-term growth of
New Horizons Fund             capital through equity investment in small,
                              rapidly growing companies.

T. Rowe Price                 The Fund's objective is long-term growth of
International Stock Fund      capital and income principally through a
                              diversified portfolio of stocks of established non-U.S. issuers.

Littelfuse, Inc.              Investments in Littelfuse, Inc. common stock.
Common Stock

                     Littelfuse, Inc. 401(k) Savings Plan

2.  Description of the Plan (continued)

Participants are entitled to receive a distribution of their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to age 59 1/2 may subject the participant to a 10% federal income tax penalty.

Loans are available to eligible participants bearing interest at a rate commensurate with rates that may be obtained on similar borrowings in the normal course of business. Participants may borrow from their Plan account in accordance with provisions of the Plan.

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3.  Investments

The Plan's investments are held by the Trustee that acts as a custodian for all assets. The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                               December 31
                                             1996        1995
                                         -----------------------
     T. Rowe Price Prime Reserve Fund     $2,356,140  $1,956,497
     T. Rowe Price New Income Fund         1,106,870   1,169,046
     T. Rowe Price Equity Income Fund      3,990,738   3,210,221
     T. Rowe Price Growth Stock Fund       3,447,030   2,754,673
     T. Rowe Price New Horizons Fund       2,064,430   1,250,566
     Littelfuse, Inc. Common Stock         1,081,080     716,999

4.  Income Tax Status

The Internal Revenue Service ruled on September 14, 1994, that the Plan qualifies under section 401 of the Internal Revenue Code, and, therefore, the related trust is not subject to tax under present income tax law. The 401(k) Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                     Littelfuse, Inc. 401(k) Savings Plan

5.  Administrative Expenses

All administrative fees of the Plan are paid by the Company. Certain accounting and legal expenses are paid by the Company on behalf of the Plan.

                            Supplemental Schedules

                      Littelfuse, Inc. 401(k) Savings Plan

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996


                                                                                         Current
Identity of Issuer      Shares              Description                 Cost             Value
----------------------------------    ------------------------------------------------------------
*T. Rowe Price          2,340,380      Prime Reserve Fund             $ 2,340,381      $ 2,356,140
*T. Rowe Price            124,507      New Income Fund                  1,117,019        1,106,870
*T. Rowe Price            177,051      Equity Income Fund               3,123,390        3,990,738
*T. Rowe Price            131,667      Growth Stock Fund                2,816,046        3,447,030
*T. Rowe Price             94,829      New Horizons Fund                1,856,726        2,064,430
*T. Rowe Price             33,243      International Stock Fund           427,291          458,756
                                -      Participant Loans                        -          301,465
Littelfuse, Inc.           22,290      Common Stock                       634,516        1,081,080
                                                                      ----------------------------
                                                                      $12,315,369      $14,806,509
                                                                      ============================

*Indicates party in interest to the Plan.                                     9

                      Littelfuse, Inc. 401(k) Savings Plan

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                Number of
    Identity of                 Purchases           Description               Purchase            Selling
   Party Involved                or Sales            of Assets                 Price               Price
----------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

**T. Rowe Price Prime
  Reserve Fund                   *             Mutual money market fund         $1,089,701         $      -
**T. Rowe Price Prime
  Reserve Fund                   *             Mutual money market fund                  -          695,058
**T. Rowe Price Equity
  Income Fund                    *             Mutual stock fund                   946,120                -
**T. Rowe Price Equity
  Income Fund                    *             Mutual stock fund                         -          607,589
**T. Rowe Price
  Growth Stock Fund              *             Mutual stock fund                   884,573                -
**T. Rowe Price
  Growth Stock Fund              *             Mutual stock fund                         -          551,141
**T. Rowe Price New
  Horizons Fund                  *             Mutual stock fund                 1,011,727                -
**T. Rowe Price New
  Horizons Fund                  *             Mutual stock fund                         -          274,605
**T. Rowe Price New
  Income Fund                    *             Debt securities mutual fund         348,611                -
**T. Rowe Price New
  Income Fund                    *             Debt securities mutual fund               -          365,808




                                                                 Current
                                                                 Value of
                                                                 Asset on                  Net
                                                                Transaction               Gain
                                       Cost of Asset               Date                  (Loss)
-------------------------------------------------------------------------------------------------------------
**T. Rowe Price Prime
  Reserve Fund                         $1,089,701              $1,089,701              $        -
**T. Rowe Price Prime
  Reserve Fund                            695,058                 695,058                       -
**T. Rowe Price Equity
  Income Fund                             946,120                 946,120                       -
**T. Rowe Price Equity
  Income Fund                             486,151                 607,589                 121,438
**T. Rowe Price
  Growth Stock Fund                       884,573                 884,573                       -
**T. Rowe Price
  Growth Stock Fund                       443,651                 551,141                 107,490
**T. Rowe Price New
  Horizons Fund                         1,011,727               1,011,727                       -
**T. Rowe Price New
  Horizons Fund                           230,977                 274,605                  43,628
**T. Rowe Price New
  Income Fund                             348,611                 348,611                       -
**T. Rowe Price New
  Income Fund                             369,006                 365,808                  (3,199)

*Information is not available.
**Indicates party in interest to the Plan.
There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 1996.

                                  Signatures

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            /s/ JON B. ANDERSON
                                            ------------------------------------
                                            Name: Jon B. Anderson, behalf of
                                            Littelfuse, Inc. 401(k) Savings Plan


                                      -2-